

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 48403

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2003__ AND ENDING 12/31/2003
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

FIRM ID. NO.

PERRIN, HOLDEN DAVENPORT CAPITAL CORP.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Hanover Square, Mezzanine Level

(No. and Street)

New York   NY   10004

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Hoffman   (212)566-5100

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED

Hagan & Burns CPA's PC

MAR 3 1 2004

(Name — if individual, state last, first, middle name)

120 Broadway, Suite 940, New York, NY 10271

**THOMSON
FINANCIAL**

(Address)   (City)   (State)   Zip Code

CHECK ONE:
  X Certified Public Accountant
  ☐ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

RECEIVED

MAR 0 3 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

1

OATH OR AFFIRMATION

I, _____ Peter Hoffman _____, swear (or affirm)
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to

___ Perrin, Holden Davenport Capital Corp. _____

___ December 31, _____, 19 2003 , are true and correct. I further swear (or affirm) that neither t'
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified sol
a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Chief Financial Officer
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to n solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
INDEX
DECEMBER 31, 2003

Facing Page	1
Independent Auditors' Report	2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity Deficiency	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Statement of Cash Flows	7
Notes to Financial Statements	8-11
Supplementary Information	12
Computation of Net Capital	13
Aggregate Indebtedness	13
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	14-15



HAGAN & BURNS

CPA'S, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Perrin, Holden & Davenport Capital Corp.

We have audited the accompanying statement of financial condition of Perrin, Holden & Davenport Capital Corp. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity deficiency, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, which have been prepared on the basis of accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perrin, Holden & Davenport Capital Corp. as of December 31, 2003, and the results of its operations and retained earnings and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Hagan & Burns
CPA's PC

Hagan & Burns CPA's P.C.

New York, New York
February 19, 2004

2

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Assets

Cash and cash equivalents	$ 112,491
Receivable from clearing broker	462,498
Securities owned, at market value	6
Deposit with clearing broker	100,013
Property and equipment - net of accumulated depreciation and amortization of $272,968	5,398
Other assets	69,816
Total Assets	**$ 750,222**

Liabilities And Stockholders' Equity Deficiency

Liabilities

Accrued expenses and other liabilities	$ 253,456
Total Liabilities	253,456

Commitments And Contingent Liabilities

Liabilities subordinated to claims of general creditors	575,083

Stockholders' Equity Deficiency

Common stock, $0.01 par value, 20,000 shares Authorized, 112.589 shares issued and outstanding	1
Additional paid in capital	208,335
Retained earnings (deficit)	(286,653)
Total Stockholders' Equity Deficiency	(78,317)
Total Liabilities And Stockholders' Equity Deficiency	$ 750,222

The accompanying notes are an integral part of these financial statements.


HAGAN & BURNS

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

Revenue

Commissions	$ 3,293,711
Trading	213,165
Investment banking	1,237,203
Interest and dividends	52,473
Fees and rebates	304,232
Total Revenue	5,100,784

Expenses

Employee compensation and related expenses	3,346,407
Promotional costs	31,367
Interest expense	31,269
Clearance fees	241,692
Occupancy	182,431
Professional fees	105,695
Depreciation and amortization	9,372
Other expenses	1,217,349
Total Expenses	5,165,582

Loss Before Provision For Income Taxes	(64,798)
Provision For Income Taxes	28,782
Net Loss	$ (93,580)

The accompanying notes are an integral part of these financial statements.



HAGAN & BURNS

4

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY DEFICIENCY
YEAR ENDED DECEMBER 31, 2003

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholders' Equity				
Beginning of year	$ 1	$244,335	$ (193,073)	$ 51,263
Less: Redemption of common stock		(36,000)		(36,000)
Net Loss			(93,580)	(93,580)
Stockholders' Equity Deficiency				
End of year	$ 1	$208,335	$(286,653)	$ (78,317)

The accompanying notes are an integral part of these financial statements.



HAGAN & BURNS

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2003

Subordinated Liabilities
 Beginning of year $ 583,349

Increase:
 Accrued interest allowable as subordinated liability   16,734

Decrease:
 Payment of subordinated liabilities   (25,000)

Subordinated Liabilities
 End of year $ 575,083

The accompanying notes are an integral part of these financial statements.

HAGAN & BURNS

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash Flows Used By Operating Activities:	
Net loss	$ (93,580)
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	9,372
Changes in operating assets and liabilities	
Receivable from clearing broker	(326,876)
Marketable securities, at market value	4,077
Deposit with clearing broker	530
Other assets	54,741
Accrued liabilities	80,234
Net Cash Used By Operating Activities	(271,502)
Cash Flows Used By Financing Activities:	
Accrued interest allowable as subordinated liabilities	16,734
Repayment of subordinated liabilities	(25,000)
Redemption of common stock	(36,000)
Cash Used By Financing Activities	(44,266)
Net Decrease In Cash And Cash Equivalents	(315,768)
Cash And Cash Equivalents, Beginning of Year	428,259
Cash And Cash Equivalents, End of Year	$ 112,491
Supplemental Disclosures:	
Income taxes paid during 2003	$ 12,491
Interest paid during 2003	$ 3,733

The accompanying notes are an integral part of these financial statements.



HAGAN & BURNS

NOTE 1--Business And Summary Of Significant Accounting Policies

Perrin, Holden & Davenport Capital Corp. (the "Company") was incorporated under the laws of the state of New York on February 7, 1995. The Company is engaged primarily in brokerage, investment advisory services, investment banking, and hence is registered under the rules of the Securities and Exchange Act of 1934. The Company commenced operations on May 1, 1996.

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2)(ii).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Securities transactions and related revenues are recorded in the financial statements on a settlement-date basis; however, all transactions are reviewed and adjusted on a trade-date basis for significant amounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as short-term deposits.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are valued at market value. The resulting difference between cost and market is included in current income.

Property and Equipment

Property and equipment are recorded at cost and depreciation and amortization is provided principally on the double declining balance method for both book and tax purposes over their estimated useful lives.



NOTE 2--Due From Clearing Broker

The Company's clearing operations are provided by one broker. At December 31, 2003 the amount receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services. The clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete those security transactions.

NOTE 3--Property And Equipment

Property and equipment at December 31, 2003 are comprised of the following:

Furniture and fixtures	$ 99,825
Machinery and equipment	177,541
Leasehold improvement	1,000
	278,366
Less: accumulated depreciation and amortization	272,968
	$ 5,398

NOTE 4--Commitments And Contingent Liabilities

At December 31, 2003, the Company is obligated under a lease for office and storage space, which expires on May 31, 2008. The lease provides for increases in operating expenses over base year amounts.

Approximate future aggregate annual rental payments under the lease are as follows:

Year Ending December 31	
2004	$ 153,000
2005	153,000
2006	153,000
2007	153,000
2008 – 2009	63,750
	$ 675,750

Rent expense for the year ended December 31, 2003 approximated $182,431.



HAGAN & BURNS

NOTE 4--Commitments And Contingent Liabilities (Continued)

The Company is a defendant in an arbitration proceeding before the NASD. Legal counsel and the Company believe that the case is defendable. The Company intends to rigorously defend the matter to a conclusion. No provision has been made for this uncertain loss. The Company feels that an award if any would not be material to the financial statements.

NOTE 5--Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $421,551, which was $321,551 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was .60 to 1 at December 31, 2003.

NOTE 6--Liabilities Subordinated To Claims Of General Creditors

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Security and Exchange Commission's Uniform Net Capital Rule

Borrowings under subordinated agreements expire at various dates from May 1, 2006 through December 31, 2006 and bear interest at rates varying from 0% to 5%, as follows:

Expiration Date	Date Interest Rate	Principal Amount
5/01/06	5%	$403,435
12/31/06	0%	45,000
12/31/06	5%	126,648
		$575,083

NOTE 7--Income Taxes

The provision for income taxes consists of the following:

Federal	$ 0
New York State	497
New York City	27,782
Total	$ 28,279



HAGAN & BURNS

NOTE 7--Income Taxes (Continued)

The New York City tax provision is based upon an alternative tax calculation involving the add back of salaries to stockholders owning more than 5% of the Company's stock.

NOTE 8--Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company and must maintain, at all times, net capital of not less than $100,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance –sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9—Concentration of Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experience any losses in such accounts and believes it is not subject to any significant credit risk on cash.


HAGAN & BURNS

Supplementary Information

PERRIN, HOLDEN & DAVENPORT CAPITAL CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Net Capital

Total stockholders' deficit $ (78,317)

Add:
Liabilities subordinated to claims of general
creditors allowable in computation of
net capital 575,083
Total capital and allowable subordinated
Liabilities 496,766

Deductions and/or charges
Non-allowable assets (75,214)

Net capital before haircuts on securities positions 421,552

Haircuts on securities positions (1)

Net Capital $ 421,551

Aggregate Indebtedness
Items included in the statement of
financial condition
Accounts payable and accrued liabilities $ 253,456

Computation Of Basic Net Capital Requirement
Minimum net capital required $ 100,000

Ratio: Aggregate indebtedness to net capital .60 to 1

Note: The $51,976 decrease of net capital between this audited computation of net capital and that included in the Company's preliminary filings as of December 31, 2003 on Focus Part IIA is due to adjustments increasing non-allowable assets and accrued expenses.

HAGAN & BURNS



HAGAN & BURNS
CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Perrin, Holden & Davenport Capital Corp.

In planning and performing our audit of the financial statements of Perrin, Holden & Davenport Capital Corp. for the year ended December 31, 2003 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission")we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve Systems, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hagan & Burns
CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
February 19, 2004